EDWIN A. McGUSTY

8649 Himes Avenue #1513

Tampa, FL 33614

(813) 931-8658

June 4, 2004

William Tay

2000 Hamilton Street #520

Philadelphia, PA 19130

Re: Capital Stock Purchase Agreement

Mr. Tay,

The Capital Stock Purchase Agreement we entered into, dated June 7, 2004 references the sale and purchase of 8,651,447 shares of common stock of Donar Enterprises, Inc. (“Donar”) currently representing 93% of Donar’s issued and outstanding common stock.

I understand you will only be able to deliver 8,333,647 common shares (or 90% of the total issued and outstanding common stock) of Donar at the Closing on June 11, 2004. I also understand the balance of 317,800 common shares are currently being transferred into certificate form and will be delivered to my attorney, John Giordano at Bush Ross Gardner Warren & Rudy, PA in approximately three to four weeks, immediately upon the certificate being received by you.

I agree to close on the transaction on June 11, 2004 with the purchase of the 8,333,647 common shares for total consideration of $500,000, with the understanding that the balance of 317,800 common shares will be delivered as soon as possible after the Closing for no additional consideration.

If you are in agreement with this please sign where indicated below and fax to me at (813) 248-3638.

Sincerely,

Edwin A. McGusty

Agree and Accepted:

Dated:
William Tay

cc:	John Giordano, Bush Ross

Jerry Diamond, Apogee